

February 28, 2024

Marcelo Cunha Ribeiro
Chief Financial Officer
National Steel Company
Av.Brigadeiro Faria Lima, 3400 - 20th floor
Sao Paulo-SP, Brazil 04538-132

> **Re: National Steel Company**
> **Form 20-F for the Year Ended December 31, 2022**
> **Response dated February 6, 2024**
> **File No. 001-14732**

Dear Marcelo Cunha Ribeiro:

We have reviewed your February 6, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. Due to the large number of changes associated with your mineral property disclosure, including resource and reserve tables, please file an amended Form 20-F for the fiscal year ended December 31, 2022 that includes revisions that address all staff comments.

    Based on our review of the amendment we may have additional comment.

2. Please file revised technical report summaries that include revisions that address all staff comments. Please note that technical report summaries are required for material properties.

    Based on our review of the revised reports we may have additional comment.

    If you haven any questions regarding mining comments, please contact John Coleman at

(202) 551-3610 or Craig Arakawa at (202) 551-3650. Please contact Melissa Gilmore at (202)-551-3777 or Kevin Woody at (202) 551-3629 if you have any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing